SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at February 12, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 12, 2007

* Print the name and title of the signing officer under his signature
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Ste. 1020 - 800 West Pender Street
Vancouver , BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

CONTINENTAL'S $25 MILLION FINANCING OVER-SUBSRIBED,
INCREASED BY $12 MILLION

February 12, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) is pleased to announce Continental's recently announced financing is fully subscribed at $25 million and closing is set for mid-week.

The Company also announces that Taseko Mines Limited ("Taseko") has exercised its pre-emptive right to participate in the financing for $12 million based on the terms of its previously purchased convertible note.

Accordingly, an aggregate of 22.4 million Units will be issued for consideration of $37 million, subject to final approval by the TSX Venture Exchange. The proceeds will be used for working capital, to pay down indebtedness and for continued exploration of the Xietongmen property.

Taseko is a public company with certain common directors with Continental. On completion of the financing, Taseko will own 7,827,796 shares or approximately 6.9% of Continental's shares.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Gerald Panneton
President and Chief Executive Officer

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the expected completion of financings and use of proceeds thereof, if any, are forward-looking statements. Although Continental believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market or business conditions and regulatory reviews. . For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.